NO ACT

PE
12-29-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008400

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Stephen T. Giove
Shearman & Sterling LLP
sgiove@shearman.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-16

Re: The Dun & Bradstreet Corporation
Incoming letter dated December 29, 2015

Dear Mr. Giove:

This is in response to your letter dated December 29, 2015 concerning the shareholder proposal submitted to Dun & Bradstreet by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB MEMORANDUM M-07-16

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dun & Bradstreet Corporation
Incoming letter dated December 29, 2015

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Dun & Bradstreet may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Dun & Bradstreet omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

December 29, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: *The Dun & Bradstreet Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, The Dun & Bradstreet Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to 14a-8(i)(10), the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"), a copy of which is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Company currently intends to begin printing a portion of the 2016 Proxy Materials on March 11, 2016.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a "proxy access" by-law requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) on the grounds that the Proposal has been "substantially implemented." At a meeting of the Board of Directors (the "Board") held on December 3, 2015, the Board amended its By-Laws to add proxy access provisions thereto. The By-Laws of the Company, as amended and restated by the Board on December 3, 2015 (the "Amended By-Laws") and filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on December 7, 2015, are attached hereto as Exhibit B. We have concurrently sent copies of this correspondence to the Proponent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

The Amended By-Laws address the essential objectives of the Proposal by providing a proxy access procedure under which one or a group of stockholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card stockholder-nominated director candidates representing the greater of two directors or 20% of the number of directors on its Board.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor Rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). Therefore, in 1983, the Commission adopted a revised interpretation to the Rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) (the "1998 Release"). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015); *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text. In particular, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015) (proposal requesting that the company adopt a proxy access by-law permitting a stockholder or a group of stockholders owning 3% of the company's stock for three years to nominate up to 20% of the board was substantially implemented by a by-law amendment adopting proxy access on all of these terms, but which limited the group of stockholders to 20 stockholders); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed by-law amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

B. The Board's Amendment Of The Company's By-Laws On December 3, 2015 Substantially Implemented The Proposal.

The Board's adoption of the Amended By-Laws on December 3, 2015 substantially implemented the Proposal because the Amended By-Laws compare favorably to, and address the essential objective of, the Proposal: they provide a proxy access procedure under which one or a group of stockholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card, stockholder-nominated director candidates representing the greater of two directors or 20% of the number of directors on its Board. More specifically, the Amended By-Laws address each element of the Proposal as follows:

- **Ownership Threshold and Holding Period.** Section (a) of the Proposal states that a nominating stockholder or group of stockholders must "have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Article I, Section 13(B)(1) of the Amended By-Laws also requires that nominating stockholders satisfy a 3% ownership threshold and a three year holding period, as follows:

  > "Eligible Stockholder" means one or more stockholders or beneficial owners that ... Own and have Owned (as defined in Section 13(C) below) continuously for at least three (3) years as of the date of the Stockholder Notice, a number of shares that represents at least three percent (3%) of the outstanding shares entitled to vote as of the date of the Stockholder Notice (the "Required Shares").

  In addition, Article I, Section 13(C)(4) of the Amended By-Laws provides that recallable loaned stock is included for the purposes of satisfying the requisite ownership threshold:

  > A stockholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person has the power to recall such loaned shares on five (5) business days' notice, the person recalls the loaned shares within five (5) business days of being notified that its Stockholder Nominee will be included in the Corporation's proxy materials for the relevant annual meeting of stockholders, and the person holds the recalled shares through such annual meeting.

  As detailed above, the Amended By-Laws contain all of the minimum ownership threshold and holding period provisions requested by the Proposal.

- **Number of Nominees.** The Proposal states that "[t]he number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater." Article I, Section 13(D)(2) of the Amended By-Laws provides that:

  > The maximum number of Stockholder Nominees that may be included in the Corporation's proxy materials pursuant to this Section 13 shall not exceed the greater of two (2) or twenty percent (20%) of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 13 with respect to the annual meeting of stockholders, or if such

> calculation does not result in a whole number, the closest whole number below twenty percent (20%).

The greater of two or 20% provision in the Amended By-Laws compares favorably to the greater of two or 25% provision requested in the Proposal. Currently, with the Company's Board being comprised of 10 members, both provisions would result in the same limit on the number of stockholder-nominated candidates that may appear in the Company's proxy statement, *i.e.* two nominees. Furthermore, the Company's Amended By-Laws provide, as they have for some time, that the Board shall be between 3 and 15 members. In this range, these two provisions will result in the same limit on the number of stockholder-nominated candidates except under the limited circumstances where the Board is between 12 and 14 members. In those limited circumstances, the number of stockholder-nominated candidates under the Amended By-Laws is two and under the Proposal is three. We believe that the Amended By-Laws compare favorably to the guidelines of the Proposal, given that there are only 3 instances out of 13 in which the Amended By-Laws reach a different outcome than under the Proposal. We note that the Company's Board has been between 5 and 12 directors since it was reorganized as a public company in 2000 and was only 12 directors for a one-year period beginning with its 2009 annual meeting.

- **Group Nomination.** The Proposal states that proxy access should be available for "any person nominated for election to the Board by a shareholder or an unrestricted number of shareholders forming a group … that meets the criteria established below." Article I, Sections 13(A)(1) and 13(B)(1) of the Amended By-Laws provides an "Eligible Stockholder," defined as one or more stockholders or beneficial owners meeting certain requirements, may nominate "… any Stockholder Nominee … for election or reelection to the Board of Directors at such annual meeting of stockholders in accordance with this Section 13" set forth in the Amended By-Laws. Article I, Section 13(B)(2) provides that the number of stockholders or beneficial owners who may aggregate shares to qualify as an Eligible Stockholder shall not exceed 20.

  It is worth noting that both the Amended By-Laws and the Proposal permit stockholders to aggregate their ownership interests in order to meet the 3% minimum ownership threshold, with the difference being that the Amended By-Laws limits to 20 the number of stockholders who can aggregate their shares to satisfy such threshold. We are of the view that even with this limit, the Amended By-Laws compare favorably to the guidelines of the Proposal. *See, e.g.*, *General Electric Co.* (avail. Mar. 3, 2015) (proposal requesting that the company adopt a proxy access by-law permitting a stockholder or a group of stockholders owning 3% of the company's stock for three years to nominate up to 20% of the board was substantially implemented by a by-law amendment adopting proxy access on all of these terms, but which limited the group of stockholders to 20 stockholders).

- **Written Notice of the Nominating Stockholder.** Section (b) of the Proposal requires that the nominating stockholder provide the Company with written notice of information required by the Company's by-laws and by any Commission rules regarding the nominee (including his or her consent to being named in the proxy materials) and the nominating stockholder (including proof of ownership of the required number of shares of the Company). Article I, Section 13(E) of the Amended By-Laws sets forth the requirements for a nominating stockholder's notice of nomination, which must include, among other things, each of the items noted above, namely, proof of the nominating stockholder's ownership of the requisite number of shares for the required holding period, the nominee's written consent to being named as a nominee in the proxy materials, and a copy of the Schedule 14N that has been filed with the Commission as required by Rule 14a-18 under the Exchange Act.

- **Nominating Stockholder Certifications.** Section (c) of the Proposal provides that a nominating stockholder must certify that (i) it assumes liability for any legal violation arising out of its communication with other stockholders, (ii) its own soliciting material will comply with all applicable legal requirements and (iii) to the best of its knowledge, the stockholder acquired its shares in the ordinary course of business and not to change or influence control at the Company. Article I, Sections 13(E)(2)(c)(iv)(1), 13(E)(2)(c)(iv)(3) and 13(E)(2)(c)(iii)(1), respectively, of the Amended By-Laws require that a nominating stockholder provide such certifications.

- **Supporting Statement.** The Proposal states that a nominating stockholder may submit, along with the notice of a nomination, a supporting statement not to exceed 500 words. Article I, Section 13(A)(2)(b) of the Amended By-Laws likewise permits a nominating stockholder to provide a written statement for inclusion in the Company's proxy statement for the meeting, not to exceed 500 words, in support of the nominee's candidacy.

- **Priority Given to Multiple Nominations.** The Proposal requests that the Board adopt procedures regarding the priority to be given to multiple nominations if the number of nominees exceeds the number of candidacies available for proxy access. Article I, Section 13(D)(4) of the Amended By-Laws contains such procedures, as follows:

  > In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 13 exceeds this maximum number, the Corporation shall determine which Stockholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: each Eligible Stockholder (or in the case of a group, each group constituting an Eligible Stockholder) will select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as Owned in its respective Stockholder Notice submitted to the Corporation. If the maximum number is not reached after each

Eligible Stockholder (or in the case of a group, each group constituting an Eligible Stockholder) has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

- **Proxy Access Nominee Qualifications.** The Proposal requests that nominees under proxy access should not be subject to any restrictions, including on their nomination and re-nomination, that the nominees of the Board are not subject to. The Amended By-Laws contain a number of provisions applicable to Stockholder Nominees, as well as to their nomination and re-nomination, which we do not believe are more restrictive than what is applicable to the Board's nominees. These provisions include Article I, Section 13(D)(6) of the Amended By-Laws, which provides that a Stockholder Nominee who does not receive at least 25% of the vote at an annual general meeting (the "25% Re-nomination Test") is ineligible to be nominated under proxy access for the following two annual general meetings. To date, the Company has never encountered a situation in which a Board nominee has failed to receive at least 25% of the vote. While the Company does not have a formal policy limiting any Board nominee from standing for election if he or she failed to receive at least 25% of the vote in a prior election, in the event that this were to occur, the Board would take this outcome very seriously and would very likely not re-nominate such nominee for election. In addition, under Article II, Section 1 of the Amended By-Laws, any director who fails to receive a majority vote at any election must tender his or her resignation to the Board. Therefore, we are of the view that this restriction on re-nomination of a Stockholder Nominee is not materially different than what the Board would apply to its own nominee in an analogous situation. In summary, we believe that the provisions contained in the Amended By-Laws with respect to Stockholder Nominees, as well as their nomination and re-nomination, including the 25% Re-nomination Test, compare favorably with the guidelines in the Proposal.

C. Exclusion Of The Proposal Under Rule 14a-8(i)(10) Is Supported By Long-Standing Precedent.

We believe the Staff's decisions with respect to the exclusion of proxy access and special meeting stockholder proposals support our view that the Amended By-Laws substantially implemented the Proposal. Most notably, in *General Electric Co.* (avail. March 3, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proxy access proposal requesting that the company amend its by-laws to implement proxy access by allowing stockholders who had owned 3% of the company's stock continuously for three years to nominate up to 20% of the board, where the company had already amended its by-laws to allow a stockholder, or a group of up to 20 stockholders, who owned 3% of the company's stock continuously for three years to nominate up to 20% of the board. The Staff granted relief even though the proxy access by-law adopted by the company set a limit on the number of stockholders who could aggregate their shares in order to satisfy the minimum ownership threshold while the stockholder proposal contained no such limit. The Staff concluded that the company's proxy access by-law had "[addressed] the proposal's essential objective."

In addition, in a number of instances, the Staff has concurred in the exclusion of stockholder proposals requesting that a company's board of directors take the necessary steps to amend the company's governing documents to give stockholders holding a specified percentage of the company's stock the right to call special meetings, where the company adopted special meeting by-laws containing the same ownership threshold requested in the proposal. For example, in *Bank of America Corp.* (avail. Dec. 15, 2010), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board take the steps necessary to amend the company's governing documents to give holders of 10% of the company's stock the power to call special meetings, where the board had already adopted a special meeting by-law containing a 10% ownership threshold. The Staff granted no-action relief even though the special meetings by-law adopted by the company contained additional requirements that were not outlined in the proposal, finding that "the [company]'s amended bylaws compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

In fact, as would be expected, companies that have substantially implemented a stockholder proposal that requires a by-law or certificate of incorporation amendment typically have addressed procedural issues that are not addressed in the stockholder proposal but that are consistent with the underlying concerns and essential objectives of the stockholder proposal. For example, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting stockholder proposals under Rule 14a-8(i)(10) since the companies had adopted provisions allowing stockholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting was held within the preceding 12 months. *See also General Dynamics Corp.* (avail. February 6, 2009) (concurring in the exclusion of a special meeting proposal with a 10% ownership threshold, where the company planned to adopt a special meeting by-law with an ownership threshold of 10% for special meetings called by one stockholder and 25% for special meetings called by a group of stockholders).

We are of the view that the Company's proxy access by-law substantially implemented the Proposal's essential objective of providing a method for a stockholder or group of stockholders to nominate one or more director candidates for inclusion into the Company's proxy materials. The proxy access by-law set forth in the Amended By-Laws adopted by the Company compares favorably with the guidelines of the Proposal in that it addresses all of the essential elements of the Proposal. Specifically, it provides that a stockholder or group of no more than 20 stockholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card stockholder-nominated director candidates representing the greater of two directors or 20% of the number of directors on its Board.

While the Amended By-Laws differ from the Proposal in certain respects as noted above, the differences are not significant enough to prevent the conclusion that the Proposal was substantially implemented by the Amended By-Laws. With respect to the number of nominees that may be elected pursuant to proxy access, the only circumstances in which there is a difference between the Amended By-Laws and the Proposal in terms of the number of nominees that may be so elected is when the number of directors on the Company's Board is between 12 and 14 directors. These narrow circumstances are not applicable to the Company today, as the Company's Board currently has 10 directors. In addition, as noted above, for only one year in the past 15 years has the Company's Board exceeded 11 directors. With respect to the limitation on the ability of stockholders to aggregate their holdings for purposes of satisfying the minimum ownership threshold, the Amended By-Laws do permit aggregation, albeit with a limit of 20 on the number of stockholders allowed to act as a group. Notwithstanding these differences, as well as the differences in the provisions relating to Stockholder Nominees, their nomination and re-nomination, and in light of the limited circumstances under which these above differences could manifest themselves in the operation of the Company's proxy access by-law, we believe that, as a whole, the Amended By-Laws compare favorably with the guidelines of the Proposal and implement the Proposal's essential objective of providing a method for a stockholder or group of stockholders to nominate director candidates for inclusion onto the Company's proxy materials. As a result, we believe that the Proposal was substantially implemented when the Company adopted the Amended By-Laws.

Moreover, the Company's proxy access provisions contained in the Amended By-Laws are in accord with the views of institutional investors today. On September 28, 2015, Institutional Shareholder Services ("ISS") released a policy survey collating responses from over 415 organizations and 114 institutional investors. The survey found that investors would only potentially vote against directors who had adopted a proxy access by-law with terms more restrictive than a by-law where a stockholder or a group of at least 20 stockholders who have owned in the aggregate 3% of a company's common stock continuously for at least three years could include in the company's proxy statement stockholder-nominated director candidates representing at least 20% of the board. And on December 18, 2015, ISS released guidelines on proxy voting that stated, among other things, it would not issue an adverse recommendation for directors of companies that implemented a proxy access by-law on those same terms. The Company's Amended By-Laws not only match, but exceed these terms by allowing for a minimum of two director candidates to be nominated under its proxy access by-law.

In addition, the proxy access provisions contained in the Company's Amended By-Laws are consistent with current leading market practices. According to our research, of the 124 companies we have surveyed to date that have adopted a proxy access by-law since 2013, 90% of the adopted by-laws have a 3% minimum ownership threshold, 100% have a three year minimum holding period, 48% have a greater of 2 or 20% threshold regarding the number of directors who can be elected pursuant to proxy access (and an additional 38% have only a 20% threshold, a formulation which is less favorable to stockholders), and 84% limit to 20 the number of stockholders that may aggregate their holdings to satisfy the minimum ownership threshold (and an additional 10% limit the number to less than 20 stockholders, a formulation which is less favorable to stockholders). None of the adopted by-laws of the 124 companies referred to above have a minimum ownership threshold or a minimum holding period that are more favorable to stockholders than those set forth in the Company's Amended By-Laws; only 14% of the companies adopted by-laws that contain provisions that give stockholders the ability to elect more directors to the board than those set forth in the Company's Amended By-Laws, and only 6% of the companies adopted by-laws that allow the aggregation of more than 20 stockholders in order to satisfy the minimum ownership threshold.

CONCLUSION

Based upon the foregoing analysis, we are of the view that the Amended By-Laws implement the essential objectives of the Proposal and "compare favorably with the guidelines of the proposal." We believe that the Proposal has already been substantially implemented and, therefore, is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to sgiove@shearman.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 848-7325.

Sincerely,



Stephen T. Giove

Enclosures

cc: Chris Hill, The Dun & Bradstreet Corporation
Kristin Kaldor, The Dun & Bradstreet Corporation
Richard Mattessich, The Dun & Bradstreet Corporation
John Chevedden

EXHIBIT A

The Proposal

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Kristin Kaldor
Assistant General Counsel and Corporate Secretary
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078
PH: 973-921-5975
FX: 866-608-3587

Dear Ms. Kaldor,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to **FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Richard Mattessich <MattessichR@dnb.com>

[DNB – Rule 14a-8 Proposal, November 6, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be good to include governance text of less than 1000-words in plain English accompanied by an executive summary including a comparison with the Council of Institutional Investors position on this topic.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

EXHIBIT B

The Amended and Restated By-Laws of The Dun & Bradstreet Corporation

THE AMENDED AND RESTATED
BY-LAWS
OF
THE DUN & BRADSTREET CORPORATION
(December 3, 2015)

ARTICLE I
STOCKHOLDERS

Section 1. **Annual Meeting**. The annual meeting of the stockholders of The Dun & Bradstreet Corporation (the "Corporation") for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place within or without the State of Delaware as may be designated from time to time by the Board of Directors.

Section 2. **Special Meeting**. (A) Special meetings of the stockholders may be called at any time, for any purpose or purposes, unless otherwise prescribed by statute or by the Restated Certificate of Incorporation, by the Secretary of the Corporation or any other officer (i) whenever directed by the Board of Directors or by the Chief Executive Officer, or (ii) upon the written request to the Secretary of the Corporation (a "Special Meeting Request") in accordance with these By-Laws by holders of record of not less than twenty-five percent (25%) of the voting power of all outstanding shares of Common Stock of the Corporation (the "Requisite Percent").

(B) In order for a special meeting upon stockholder request (a "Stockholder Requested Special Meeting") to be called in accordance with clause (A) above, one or more Special Meeting Requests stating the purpose or purposes of the special meeting and the matters proposed to be acted upon thereat must be signed and dated by the Requisite Percent of record holders of Common Stock (or their duly authorized agents), must be delivered to the Secretary of the Corporation and accompanied by the information, representations and agreements required by Article I, Section 11(A)(2) or 11(B) of these By-Laws, as applicable, as to any business proposed to be conducted and any nominations proposed to be presented at such special meeting and as to the stockholder(s) requesting the special meeting (including the beneficial owners on whose behalf the request is made). Only business within the purpose or purposes described in the Special Meeting Request may be conducted at a Stockholder Requested Special Meeting; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any Stockholder Requested Special Meeting. Upon receipt by the Secretary of the Corporation of the Special Meeting Request, the Board of Directors shall fix the date of the Stockholder Requested Special Meeting which shall be held at such day and hour as the Board of Directors may fix, but not more than 90 days after the receipt of the Special Meeting Request (provided that such request complies with all applicable provisions of these By-Laws), and due notice is given thereof in accordance with Article I, Section 3 of these By-Laws.

(C) In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percent, multiple Special Meeting Requests delivered to the Secretary of the Corporation will be considered together only if each such Special Meeting Request (x) identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting, as determined in good faith by the Board of Directors, and (y) has been dated and delivered to the Secretary of the Corporation within sixty (60) days of the earliest dated Special Meeting Request. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation. Any disposition by a requesting stockholder after the date of the Special Meeting Request of any shares of Common Stock of the Corporation (or of beneficial ownership of such shares by the beneficial owner on whose behalf the request was made) shall be deemed a revocation of the Special Meeting Request with respect to such shares, and each requesting stockholder and the applicable beneficial owner shall certify to the Secretary of the Corporation on the day prior to the Stockholder Requested Special Meeting as to whether any such disposition has occurred. If the unrevoked valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, the Board of Directors, in its discretion, may cancel the Stockholder Requested Special Meeting. If none of the stockholders who submitted the Special Meeting Requests appears or sends a duly authorized agent to present the matters to be presented for consideration that were specified in the Special Meeting Request, the Corporation need not present such matters for vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(D) Notwithstanding the foregoing, a Stockholder Requested Special Meeting shall not be held if: (i) the Special Meeting Request does not comply with these By-Laws; (ii) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (iii) the Special Meeting Request is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the next annual meeting; (iv) an identical or substantially similar item (a "Similar Item"), as determined in good faith by the Board of Directors (and for the purposes of this clause (iv), the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), was presented at a meeting of stockholders held not more than 120 days before the Special Meeting Request is received by the Secretary of the Corporation; (v) the Board of Directors or the Chief Executive Officer has called or calls for an annual or special meeting of stockholders to be held within 90 days after the Special Meeting Request is received by the Secretary of the Corporation and the business to be conducted at such meeting is a Similar Item, as determined in good faith by the Board of Directors; or (vi) such Special Meeting Request was made in a manner that involved a violation of the proxy rules of the Securities and Exchange Commission or other applicable law.

Section 3. **Notice of Meeting**. Except as otherwise provided by law, written notice of the date, time, place and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders, shall be delivered personally, mailed or otherwise given by any other lawful means not earlier than sixty (60), nor less than ten (10), days previous thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of the Corporation.

Section 4. **Quorum**. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Restated Certificate of Incorporation; but if at any regularly called meeting of stockholders there be less than a quorum present, the stockholders present may adjourn the meeting from time to time without further notice other than announcement in accordance with the Delaware General Corporation Law at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. **Organization and Conduct of Business**. The Chairman of the Board, or in the Chairman's absence or at the Chairman's direction, the Chief Executive Officer, or in the Chief Executive Officer's absence or at the Chief Executive Officer's direction, any officer of the Corporation shall call all meetings of the stockholders to order and shall act as Chairman of such meeting. The Secretary of the Corporation or, in such officer's absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary of the Corporation nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting. Unless otherwise determined by the Board of Directors prior to the meeting, the Chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the Corporation or their duly appointed proxies) who may attend any such meeting, whether any stockholder or stockholders' proxy may be excluded from any meeting of stockholders based upon any determination by the Chairman, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. The Chairman of the meeting shall have authority to adjourn any meeting of stockholders.

Section 6. **Proxies**. At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, but no proxy shall be voted after three (3) years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the General Corporation Law of the State of Delaware, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspector or inspectors of stockholder votes or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied. Subject to the limitation set forth in the last clause of the first sentence of this Section 6, a duly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Secretary of the Corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Secretary of the Corporation before the vote pursuant to that proxy is counted. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the General Corporation Law of Delaware.

Any copy, facsimile telecommunication or other reliable reproduction of a writing or transmission created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Proxies shall be filed with or otherwise delivered to the Secretary of the Corporation of the meeting prior to or at the commencement of the meeting to which they relate.

Section 7. **Voting Rights**. When a quorum is present at any meeting, the vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or applicable stock exchange or other rules or regulations or of the Restated Certificate of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. **Record Date for Stockholder Notice, Voting and Payment**. In order that the Corporation may determine the stockholders (a) entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or (b) entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date (i) in the case of clause (a) above, shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, and (ii) in the case of clause (b) above, shall not be more than sixty (60) days prior to such action. If for any reason the Board of Directors shall not have fixed a record date for any such purpose, the record date for such purpose shall be determined as provided by law. Only those stockholders of record on the date so fixed or determined shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date so fixed or determined.

Section 9. **List of Stockholders**. The officer who has charge of the stock ledger of the Corporation shall prepare and make at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, as required by applicable law. During such period, the list shall be kept, at the Corporation's election, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the Corporation. If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.

Section 10. **Inspection of Elections**. The Board of Directors, in advance of all meetings of the stockholders, shall appoint one or more inspectors of stockholder votes, who may be stockholders or their proxies, but not directors of the Corporation or candidates for office. In the event that the Board of Directors fails to so appoint inspectors of stockholder votes or, in the event that one or more inspectors of stockholder votes previously designated by the Board of Directors fails to appear or act at the meeting of stockholders, the Chairman of the meeting may appoint one or more inspectors of stockholder votes to fill such vacancy or vacancies. Inspectors of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall be sworn faithfully to execute the duties of inspector of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. Inspectors of stockholder votes shall, subject to the power of the Chairman of the meeting to open and close the polls, take charge of the polls, and, after the voting, shall make a certificate of the result of the vote taken.

Section 11. (A) **Business of Meetings of Stockholders**. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at a meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Article I, Section 3 of these By-Laws, (b) by or at the direction of the Chairman of the Board, (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in this Section 11 and who was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of the shares of the Corporation) both at the time such notice is delivered to the Secretary of the Corporation and at the time of the meeting, or (d) pursuant to Article I, Section 13 of these By-Laws; provided, however, that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Article I, Section 3 of these By-Laws. Notwithstanding anything in these By-Laws to the contrary, clauses (c) and (d) of the immediately preceding sentence shall be the exclusive means for a stockholder to submit nominations or other business (other than matters properly brought under Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and included in the Corporation's notice of meeting) before a meeting of stockholders.

(2) For nominations or other business to be properly brought before a meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 11, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and must provide any updates or supplements of such notice at the time and in the forms required by this Section 11, and in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder's notice of a proposal to be presented at an annual meeting shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such annual meeting and (y) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Any stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant and (iii) the completed and signed representation and agreement described in paragraph (C)(5) of this Section 11; (b) as to any other business that the stockholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-Laws of the Corporation, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting and (iv) a description of any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, in such proposal or business, as applicable, including a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, and a description of any material benefit that such stockholder or such beneficial owner, if any, on whose behalf the proposal is made, reasonably would expect to derive from such business or action, as applicable; and (c) as to the stockholder giving the notice and the

beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class, series and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder will notify the Corporation in writing of the class and number of such shares owned beneficially and of record by such stockholder and such beneficial owner as of the record date for the meeting promptly following the latter of the record date or the date notice of the record date is first publicly disclosed, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (v) a representation whether such stockholder or beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination, (vi) a copy of any agreement, arrangement or understanding with respect to the proposal of business or action or nomination between or among such stockholder and such beneficial owner, if any, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing and a representation that the stockholder will notify the Corporation in writing of any such agreements, arrangements or understandings in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (vii) a copy of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or beneficial owner has a right to vote any shares of any security of the Corporation, (viii) any option, warrant, convertible security, stock appreciation right, derivative, swap, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value or volatility of any class or series of shares of the Corporation, whether or not such instrument or right shall convey any voting rights in such shares or shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise directly or indirectly owned beneficially by such stockholder or beneficial owner or any other direct or indirect opportunity of such stockholder or beneficial owner to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (each, a "Derivative Instrument") and a representation that such stockholder will notify the Corporation in writing of any such Derivative Instrument in effect as of the record date for the meeting promptly following the later of the record date or the date of notice of the record date is first publicly disclosed, (ix) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of the Corporation, (x) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by (1) a general or limited partnership in which such stockholder or beneficial owner is a general partner, or directly or indirectly, beneficially owns an interest, (2) a limited liability company in which such stockholder or beneficial owner is a member, or directly or indirectly, beneficially owns an interest or (3) any other entity in which such stockholder or beneficial owner, directly or indirectly, beneficially owns an interest, (xi) any performance-related fees (other than an asset-based fee) that such stockholder or beneficial owner is entitled to, in whole or in part, based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any

Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder's immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date) and (xii) any other information that is required to be disclosed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (or any successor provision of the Exchange Act or the rules or regulations promulgated thereunder) in such stockholder's capacity as a proponent of a stockholder proposal or nomination, as applicable. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation, including, without limitation, information that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) **Business of Special Meetings of Stockholders**. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 11 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations of stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C) **General**. (1) Only persons who are nominated in accordance with the procedures set forth in this Section 11 (in the case of an annual or special meeting of stockholders) or Article I, Section 13 (in the case of an annual meeting of stockholders only) of these By-Laws shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11. Except as otherwise provided by law, the Restated Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine (a) whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 11 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(v) of this Section 11) and (b) if any proposed nomination or business is not in compliance with this Section 11, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this paragraph (C)(1), to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 11 and Article I, Section 13 of these By-Laws, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) For purposes of this Section 11, no adjournment or postponement nor notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 11, and in order for any notification required to be delivered by a stockholder pursuant to this Section 11 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law; provided, however, that any references in these By-Laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to Sections 11 of this Article I.

(5) To be eligible to be a nominee for election or reelection as a director of the Corporation under this Section 11, at the request of the Secretary of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 11) to the Secretary of the Corporation a written questionnaire with respect to the background, qualification and independence of such person (which questionnaire shall be provided by the Secretary of the Corporation upon written request) and a written representation and agreement (in the form provided by the Secretary of the Corporation upon written request) that such person (i) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (iii) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(6) A stockholder providing notice of business proposed to be brought before a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 11 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to), or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

Section 12. **Action by Written Consent**. (A) Any action required or permitted to be taken by the stockholders of the Corporation at a duly called annual or special meeting of such holders may be effected by a consent in writing by stockholders as provided by, and subject to the limitations in, the Restated Certificate of Incorporation.

(B) A request by a stockholder for a record date, in accordance with Article Eighth of the Restated Certificate of Incorporation, must be delivered by the holders of record of the Requisite Percent as provided by, and subject to the limitations in, Article Eighth of the Restated Certificate of Incorporation.

Section 13. **Proxy Access.**

(A) *Proxy Access Right.*

(1) Subject to the terms and conditions of these By-Laws, the Corporation shall include in its proxy materials for an annual meeting of stockholders the name of, and the other Required Information (as defined in clause (2) of this Section 13(A)) with respect to, any Stockholder Nominee (as defined in Section 13(D)(1) below) nominated by an Eligible Stockholder (as defined in Section 13(B)(1) below) for election or reelection to the Board of Directors at such annual meeting of stockholders in accordance with this Section 13.

(2) "Required Information" means (a) the information set forth in the Schedule 14N provided with the Stockholder Notice (as defined in Section 13(E)(1) below) concerning each Stockholder Nominee that the Corporation determines is required to be disclosed in the Corporation's proxy materials by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and (b) if the Eligible Stockholder so elects, a written statement (the "Statement") of the Eligible Stockholder, not to exceed 500 words, in support of each Stockholder Nominee, which must be provided at the same time as the Stockholder Notice for inclusion in the Corporation's proxy materials for the annual meeting of stockholders.

(3) This Section 13 shall be the exclusive method for stockholders to include nominees for director election in the Corporation's proxy materials.

(B) *Eligible Stockholders.*

(1) "Eligible Stockholder" means one or more stockholders or beneficial owners that (a) expressly elect at the time of the delivery of the Stockholder Notice to have a Stockholder Nominee included in the Corporation's proxy materials, (b) Own and have Owned (as defined in Section 13(C) below) continuously for at least three (3) years as of the date of the Stockholder Notice, a number of shares that represents at least three percent (3%) of the outstanding shares entitled to vote as of the date of the Stockholder Notice (the "Required Shares"), and (c) satisfy such additional requirements as are set forth in these By-Laws, including subsections (2) and (3) below.

(2) For purposes of determining qualification as an Eligible Stockholder, the outstanding shares Owned by one or more stockholders and beneficial owners that each stockholder and/or beneficial owner has Owned continuously for at least three (3) years as of the date of the Stockholder Notice may be aggregated; provided that the number of stockholders and beneficial owners whose Ownership of shares is aggregated for such purpose shall not exceed twenty (20) and that any and all requirements and obligations for an Eligible Stockholder set forth in this Section 13 are satisfied by each such stockholder and beneficial owner (except as noted with respect to aggregation) or as otherwise provided in this Section 13.

(3) For purposes of determining qualification as an Eligible Stockholder, two or more funds that are under common management and investment control shall be treated as one stockholder or beneficial owner.

(4) No stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group constituting an Eligible Stockholder under this Section 13.

(C) *Ownership Requirements*.

(1) A stockholder or beneficial owner shall be deemed to "Own" only those outstanding shares as to which such person possesses both (a) the full voting and investment rights pertaining to the shares, and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (a) and (b) above shall not include any shares (i) sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale, (ii) borrowed by such person or any of its affiliates for any purposes, (iii) purchased by such person or any of its affiliates pursuant to an agreement to resell, or (iv) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate.

(2) A stockholder or beneficial owner shall be deemed to "Own" shares held in the name of a nominee or other intermediary so long as such stockholder or beneficial owner retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares.

(3) A person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement pursuant to Article I, Section 6 of these By-Laws.

(4) A stockholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person has the power to recall such loaned shares on five (5) business days' notice, the person recalls the loaned shares within five (5) business days of being notified that its Stockholder Nominee will be included in the Corporation's proxy materials for the relevant annual meeting of stockholders, and the person holds the recalled shares through such annual meeting.

(5) The terms "Owned," "Owning," "Ownership" and other variations of the word "Own," when used with respect to a stockholder or beneficial owner, shall have correlative meanings.

(D) *Stockholder Nominees*.

(1) "Stockholder Nominee" means any nominee for election or reelection to the Board of Directors who satisfies the eligibility requirements in this Section 13, and who is identified in a timely and proper Stockholder Notice.

(2) The maximum number of Stockholder Nominees that may be included in the Corporation's proxy materials pursuant to this Section 13 shall not exceed the greater of two (2) or twenty percent (20%) of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 13 with respect to the annual meeting of stockholders, or if such calculation does not result in a whole number, the closest whole number below twenty percent (20%); provided, however, that this maximum number shall be reduced by (x) any Stockholder Nominee whose name was submitted for inclusion in the Corporation's proxy materials pursuant to this Section 13 but either is subsequently withdrawn or that the Board of Directors decides to nominate as a Board nominee, (y) any director who had been a Stockholder Nominee at any of the preceding two (2) annual meetings of stockholders and whose reelection at the upcoming annual meeting of stockholders is being recommended by the Board of Directors, and (z) any candidate who will be included in the Corporation's proxy materials with respect to such annual meeting as an unopposed (by the Corporation) nominee pursuant to any agreement, arrangement or other understanding with any stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of shares of capital stock of the Corporation, by such stockholder or group of stockholders, from the Corporation).

(3) In the event that one or more vacancies for any reason occurs after the deadline in Section 13(F) for delivery of the Stockholder Notice but before the annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the maximum number of Stockholder Nominees shall be calculated based on the number of directors in office as so reduced.

(4) In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 13 exceeds this maximum number, the Corporation shall determine which Stockholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: each Eligible Stockholder (or in the case of a group, each group constituting an Eligible Stockholder) will select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as Owned in its respective Stockholder Notice submitted to the Corporation. If the maximum number is not reached after each Eligible Stockholder (or in the case of a group, each group constituting an Eligible Stockholder) has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(5) Following the determination of which Stockholder Nominees shall be included in the Corporation's proxy materials, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 13 is thereafter nominated by the Board of Directors, thereafter is not included in the Corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder's or Stockholder Nominee's failure to comply with this Section 13), no other Stockholder Nominee or any other nominee shall be included in the Corporation's proxy materials or otherwise submitted for director election in substitution thereof for that particular annual meeting of stockholders.

(6) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders will be ineligible to be a Stockholder Nominee pursuant to this Section 13 for the next two (2) annual meetings of stockholders if such Stockholder Nominee either (a) withdraws from or becomes ineligible or unavailable for election at the annual meeting of stockholders for any reason, including for the failure to comply with any provision of these By-Laws, provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice or (b) does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares present in person or represented by proxy and entitled to vote in the election of directors.

(7) Notwithstanding anything to the contrary contained in this Section 13, the Corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(a) the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) or Stockholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Stockholder Notice (or otherwise submitted pursuant to this Section 13), any of the information in the Stockholder Notice (or otherwise submitted pursuant to this Section 13) was not, when provided, true, correct and complete, or the requirements of this Section 13 have otherwise not been met;

(b) the Stockholder Nominee (1) is not independent for purposes of membership on the Board of Directors, the audit committee, compensation & benefits committee, and nominating and governance committee of the Board of Directors under the listing standards of the principal U.S. exchange upon which the shares of the Corporation are listed, any applicable rules of the Securities and Exchange Commission, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors, (2) does not qualify as a "non-employee director" under Exchange Act Rule 16b-3, or as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (3) is or has been, within the past three (3) years, (i) an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, or (ii) an officer or director of a competitor, as listed on the Corporation's principal competitors list last approved by the Board of Directors prior to the receipt of the Stockholder Notice, (4) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past ten (10) years, (5) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, or (6) who, if elected as a director, would not be in compliance with all applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, or would not satisfy any publicly disclosed standards used by the Board of Directors in determining the eligibility of proposed nominees;

(c) a notice is delivered to the Corporation (whether or not subsequently withdrawn) under Article I, Section 11 of these By-Laws indicating that a stockholder intends to nominate any candidate for election to the Board of Directors; or

(d) the election of the Stockholder Nominee to the Board of Directors would cause the Corporation to be in violation of the Restated Certificate of Incorporation, these By-Laws, or any applicable state or federal law, rule, regulation or listing standard.

(E) *Stockholder Notice Requirements.*

(1) "Stockholder Notice" means a notice given by or on behalf of an Eligible Stockholder that specifies the name of the Stockholder Nominee(s) nominated for election or reelection to the Board of Directors in accordance with this Section 13.

(2) A Stockholder Notice shall include:

(a) the written consent of each Stockholder Nominee to being named in the Corporation's proxy materials as a nominee and to serving as a director if elected;

(b) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under Exchange Act Rule 14a-18; and

(c) the written agreement of the Eligible Stockholder (in the case of a group, each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the Corporation, which written agreement will include the Eligible Stockholder's:

(i) disclosure of, and certification as to, the number of shares it Owns and has Owned (as defined in Section 13(C) above) continuously for at least three (3) years as of the date of the Stockholder Notice and agreement to continue to Own such shares through the annual meeting of stockholders, which information shall also be included in the Schedule 14N filed by the Eligible Stockholder with the SEC;

(ii) agreement to provide (1) the information specified under Article I, Section 11 of these By-Laws, and (2) written statements from the record holder and intermediaries as required under Section 13(G) verifying the Eligible Stockholder's continuous Ownership of the Required Shares, in each case through and as of the business day immediately preceding the date of the annual meeting of stockholders;

(iii) representations and warranties that it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (2) has not nominated and will not nominate for election to the Board of Directors at the annual meeting of stockholders any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 13, (3) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting of stockholders other than its Stockholder Nominee(s) or a nominee of the Board of Directors, and

(4) will not distribute any form of proxy for the annual meeting of stockholders other than the form distributed by the Corporation;

(iv) agreement to (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (2) indemnify and hold harmless (jointly with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorney's fees) in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 13, (3) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting of stockholders, (4) file all materials described below in Section 13(G)(1)(c) with the SEC, regardless of whether any such filing is required under Regulation 14A promulgated under the Exchange Act, or whether any exemption from filing is available for such materials thereunder, and (5) provide to the Corporation prior to the annual meeting of stockholders such additional information as necessary or reasonably requested by the Corporation; and

(v) in the case of a nomination by a group of stockholders or beneficial owners that together is an Eligible Stockholder, the written agreement described in clause (c) of this Section 13(E)(2) (or another agreement or instrument) shall include a designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(F) *Delivery of Stockholder Notice.*

(1) To be timely under this Section 13, the Stockholder Notice must be delivered by a stockholder to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the one hundred fiftieth (150th) day nor later than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the date (as stated in the Corporation's proxy statement) the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from the first anniversary date of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely the Stockholder Notice must be so delivered not earlier than the close of business on the one hundred fiftieth (150th) day prior to such annual meeting and not later than the close of business on the later of (x) the one hundred twentieth (120th) day prior to such annual meeting and (y) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation.

(2) In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a Stockholder Notice in accordance with this Section 13.

(G) *Agreements of the Eligible Stockholder.*

(1) An Eligible Stockholder must:

(a) within five (5) business days after the date of the Stockholder Notice, provide one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder Owns, and has Owned continuously, in compliance with this Section 13;

(b) include in the Schedule 14N filed with the SEC a statement certifying that it Owns and has Owned the Required Shares in compliance with this Section 13;

(c) file with the SEC any solicitation or other communication by or on behalf of the Eligible Stockholder relating to the Corporation's annual meeting of stockholders, one or more of the Corporation's directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A; and

(d) as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Stockholder, within five (5) business days after the date of the Stockholder Notice, provide documentation reasonably satisfactory to the Corporation that demonstrates that the funds satisfy Section 13(B)(3).

(2) The information provided pursuant to this Section 13(G) shall be deemed part of the Stockholder Notice for purposes of this Section 13.

(H) *Agreements of the Stockholder Nominee.*

(1) Within the time period prescribed in Section 13(F) for delivery of the Stockholder Notice, the Eligible Stockholder must also deliver to the Secretary of the Corporation a written representation and agreement (which shall be deemed part of the Stockholder Notice for purposes of this Section 13) signed by each Stockholder Nominee and representing and agreeing that such Stockholder Nominee:

(a) is not and will not become a party to any (i) Voting Commitment that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such Stockholder Nominee's fiduciary duties under applicable law;

(b) is not and will not become a party to any agreement, arrangement, or understanding with any person other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Stockholder Nominee or, if elected as a director, in connection with service or action as a director, in each case, that has not been disclosed to the Corporation; and

(c) if elected as a director, will comply with all applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(2) At the request of the Corporation, the Stockholder Nominee must promptly, but in any event within five (5) business days after such request, submit all completed and signed questionnaires required of the Corporation's directors and provide to the Corporation such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Corporation to determine if each Stockholder Nominee satisfies this Section 13.

(I) *Additional Provisions.*

(1) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 13 and to make any and all determinations necessary or advisable to apply this Section 13 to any persons, facts or circumstances, including the power to determine (a) whether one or more stockholders or beneficial owners qualifies as an Eligible Stockholder, (b) whether a Stockholder Notice complies with this Section 13 and has otherwise met the requirements of this Section 13, (c) whether a Stockholder Nominee satisfies the qualifications and requirements in this Section 13, and (d) whether any and all requirements of this Section 13 (or any applicable requirements of Article I, Section 11 of these By-Laws) have been satisfied. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be binding on all persons, including the Corporation and its stockholders (including any beneficial owners).

(2) Notwithstanding the foregoing provisions of this Section 13, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Board of Directors, if (a) the Eligible Stockholder, or (b) a qualified representative of the Eligible Stockholder does not appear at the annual meeting of stockholders of the Corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded and no vote shall be taken with respect to such Stockholder Nominee(s), notwithstanding that proxies in respect of the election of the Stockholder Nominee or Stockholder Nominees may have been received by the Corporation. For purposes of this paragraph (I)(2), to be considered a qualified representative of the Eligible Stockholder, a person must be a duly authorized officer, manager or partner of such Eligible Stockholder or must be authorized by a writing executed by such Eligible Stockholder or an electronic transmission delivered by such Eligible Stockholder to act for such Eligible Stockholder as proxy at the annual meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of stockholders.

(3) In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), each Eligible Stockholder or Stockholder

Nominee, as the case may be, shall promptly notify the Secretary of the Corporation and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any such defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials pursuant to this Section 13.

(4) Notwithstanding anything to the contrary contained in this Section 13, the Corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 13 shall limit the ability of the Corporation to solicit proxies against any Stockholder Nominee or to include in its proxy materials its own statements or any other additional information relating to any Eligible Stockholder or Stockholder Nominee.

ARTICLE II
BOARD OF DIRECTORS

Section 1. **Number, Election and Tenure**. The Board of Directors of the Corporation shall consist of such number of directors, not less than three (3) nor more than fifteen (15), as shall from time to time be fixed exclusively by resolution of the Board of Directors. The directors shall be elected at such time and for such terms as set forth in the Restated Certificate of Incorporation of the Corporation. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships) be elected by the holders of a majority of the voting power present in person or represented by proxy and entitled to vote for the election of directors at any meeting at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the voting power present in person or represented by proxy and entitled to vote on the election of directors at any such meeting. For purposes of this Section, a majority of the voting power present means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Board Affairs Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision. Directors shall hold office until the annual meeting for the year in which their terms expire and until their successors shall be duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. A majority of the total number of directors then in office (but not less than one-third (1/3) of the number of directors constituting the entire Board of Directors) shall constitute a quorum for the transaction of business and, except as otherwise provided by law or by the Corporation's Restated Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Directors need not be stockholders.

Section 2. **Vacancies**. Newly created directorships in the Board of Directors that result from an increase in the number of directors and any vacancy occurring in the Board of Directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and the directors so chosen shall hold office for a term as set forth in the Restated Certificate of Incorporation of the Corporation. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of the holders of a majority of the voting power of all shares of the Corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting as a single class.

Section 3. **Meetings**. Meetings of the Board of Directors shall be held at such place within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board or the President, by oral, or written notice including, telegraph, telex or transmission of a telecopy, e-mail or other means of transmission, duly served on or sent or mailed to each director not less than one (1) day before the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting in person (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in accordance with applicable law.

Section 4. **Elections by Preferred Stockholders or Holders of Series Common Stock**. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Series Common Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of the Restated Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to Article SEVENTH of the Restated Certificate of Incorporation unless expressly provided by such terms. The number of directors that may be elected by the holders of any such series of Preferred Stock or Series Common Stock shall be in addition to the number fixed by or pursuant to the By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock or Series Common Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 5. **Elections Subject to Vote of More than One Class of Stock**. If at any meeting for the election of directors, the Corporation has outstanding more than one class of stock, and one or more such classes or series thereof are entitled to vote separately as a class, and there shall be a quorum of only one such class or series of stock, that class or series of stock shall be entitled to elect its quota of directors notwithstanding absence of a quorum of the other class or series of stock.

Section 6. **Executive Committee**. The Board of Directors may designate three (3) or more directors to constitute an executive committee, one of whom shall be designated Chairman of such committee. The members of such committee shall hold such office until the next election of the Board of Directors and until their successors are elected and qualify. Any vacancy occurring in the committee shall be filled by the Board of Directors. Regular meetings of the committee shall be held at such times and on such notice and at such places as it may from time to time determine. The committee shall act, advise with and aid the officers of the Corporation in all matters concerning its interest and the management of its business, and shall generally perform such duties and exercise such powers as may from time to time be delegated to it by the Board of Directors, and shall have authority to exercise all the powers of the Board of Directors, so far as may be permitted by law, in the management of the business and the affairs of the Corporation whenever the Board of Directors is not in session or whenever a quorum of the Board of Directors fails to attend any regular or special meeting of such Board. Without limiting the generality of the foregoing grant of authority, the executive committee is expressly authorized to declare dividends, whether regular or special, to authorize the issuance of stock of the Corporation and to adopt a certificate of ownership and merger pursuant to Section 253 or any successor provision of the General Corporation Law of the State of Delaware. The committee shall have power to authorize the seal of the Corporation to be affixed to all papers which are required by the General Corporation Law of the State of Delaware to have the seal affixed thereto. The fact that the executive committee has acted shall be conclusive evidence that the Board of Directors was not in session at such time or that a quorum of the Board had failed to attend the regular or special meeting thereof.

The executive committee shall keep regular minutes of its transactions and shall cause them to be recorded in a book kept in the office of the Corporation designated for that purpose, and shall report the same to the Board of Directors at their regular meeting. The committee shall make and adopt its own rules for the government thereof and shall elect its own officers.

Section 7. **Committees**. The Board of Directors may from time to time establish such other committees to serve at the pleasure of the Board which shall be comprised of such members of the Board and have such duties as the Board shall from time to time establish. Any director may belong to any number of committees of the Board. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. The Board may also establish such other committees with such members (whether or not directors) and such duties as the Board may from time to time determine.

Section 8. **Action by Written Consent**. Unless otherwise restricted by the Restated Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in accordance with applicable law.

Section 9. **Telephonic Meetings**. The members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such a meeting.

Section 10. **Fees and Compensation of Directors**. The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.

ARTICLE III
OFFICERS

Section 1. **Election of Officers**. The Board of Directors, as soon as may be after each annual meeting of the stockholders, shall elect officers of the Corporation, including a Chairman of the Board or President and a Secretary. The Board of Directors may also from time to time elect such other officers (including one or more Vice Presidents, a Treasurer, one or more Assistant Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers) as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board of Directors may determine. Any two or more offices may be held by the same person.

Section 2. **Tenure**. All officers of the Corporation elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen and qualified. Any officer may be removed from office at any time either with or without cause by the affirmative vote of a majority of the members of the Board then in office, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board of Directors.

Section 3. **Powers and Duties**. Each of the officers of the Corporation elected by the Board of Directors or appointed by an officer in accordance with these By-Laws shall have the powers and duties prescribed by law, by the By-Laws or by the Board of Directors and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by the By-Laws or by the Board of Directors or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office. The Chairman of the Board or such other individual, as determined by the Board of Directors, shall be the Chief Executive Officer and shall have the general direction of the affairs of the Corporation.

Section 4. **Absence or Disability**. Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the Corporation, the Board of Directors may, during such period, delegate such officer's powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

ARTICLE IV
CERTIFICATES OF STOCK

Section 1. **Certificates for Shares**. The shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or the Secretary of the Corporation, or as otherwise permitted by law, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile.

Section 2. **Transfers of Stock**. Transfers of stock shall be made on the books of the Corporation by the holder of the shares in person or by such holder's attorney upon surrender and cancellation of certificates for a like number of shares, or as otherwise provided by law with respect to uncertificated shares.

Section 3. **Lost, Stolen or Destroyed Certificates**. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of such loss, theft or destruction and upon delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors in its discretion may require.

ARTICLE V
CORPORATE BOOKS

The books of the Corporation may be kept outside of the State of Delaware at such place or places as the Board of Directors may from time to time determine.

ARTICLE VI
CHECKS, NOTES, PROXIES, ETC.

All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be hereunto authorized from time to time by the Board of Directors. Proxies to vote and consents with respect to securities of other corporations owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the President, or by such officers as the Board of Directors may from time to time determine.

ARTICLE VII
FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January in each year and shall end on the thirty-first day of December following.

ARTICLE VIII
CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board of Directors or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE IX
AMENDMENTS

These By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting of the stockholders or, in the case of a meeting of the Board of Directors, in a notice given not less than two (2) days prior to the meeting; provided, however, that, notwithstanding any other provisions of these By-Laws or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of a majority of the voting power of all shares of the Corporation present in person or represented by proxy and entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal Sections 2 and 11 of Article I, Sections 1 and 2 of Article II or this proviso to this Article IX of these By-Laws or to adopt any provision inconsistent with any of such Sections or with this proviso.